Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning the capital stock of Veeva Systems Inc. (“us,” “our,” “we,” or the “Company”) and certain provisions of our restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation (“Certificate”) and amended and restated bylaws (“Bylaws”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the applicable provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to read our Certificate, Bylaws, and the applicable portions of the DGCL carefully.

General

Our Certificate provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our Certificate authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,000,000,000 shares, all with a par value of $0.00001 per share, of which:

•	800,000,000 shares are designated Class A common stock;

•	190,000,000 shares are designated Class B common stock; and

•	10,000,000 shares are designated preferred stock.

Common Stock

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by our Certificate or law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend our Certificate to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend our Certificate in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our Certificate requires the approval of a majority of our outstanding Class B common stock voting as a separate class of any transaction that would result in a change in control of our company.

Stockholders do not have the ability to cumulate votes for the election of directors. Our Certificate and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends, and only then at the times and in the amounts that our board of directors may determine.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our Certificate, including transfers to any “permitted transferee” as defined in our Certificate, which includes, among others, transfers:

•	to trusts, corporations, limited liability companies, partnerships, foundations, or similar entities established by a Class B stockholder, provided that:

◦	such transfer is to entities established by a Class B stockholder where the Class B stockholder retains the exclusive right to vote and direct the disposition of the shares of Class B common stock; or

◦	such transfer does not involve payment of cash, securities, property, or other consideration to the Class B stockholder.

Once converted into Class A common stock, a share of Class B common stock may not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock upon the earliest to occur of the following: (i) upon the election of the holders of a majority of the then-outstanding shares of Class B common stock or (ii) October 15, 2023. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.

Preferred Stock

No shares of preferred stock are outstanding, but we are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

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subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or Bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate and Bylaws Provisions

Our Certificate and our Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

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Separate Class B Vote for Change in Control Transactions. As described above in “Common Stock—Voting Rights,” any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

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Dual Class Stock. As described above in “Common Stock—Voting Rights,” our Certificate provides for a dual class common stock structure, which provides our executive officers and directors and their affiliates with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock. These matters include the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current holders of Class B common stock have the ability to exercise significant influence over those matters.

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Supermajority Approvals. Our Certificate requires the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock in order to amend certain specified provisions. In addition, our restated bylaws require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock in order to adopt stockholder proposed amendments. These provisions have the effect of making it more difficult to amend our Certificate or Bylaws to remove or modify any existing provisions.

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Board of Directors Vacancies. Our Certificate and Bylaws authorize our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Classified Board. Our Certificate and Bylaws provide that our board of directors is classified into three classes of directors, each of whom holds office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of two-thirds of the combined vote of our then-outstanding shares of our Class A and Class B common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

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Stockholder Action; Special Meeting of Stockholders. Our Certificate provides that stockholders are not able to take action by written consent and are only able to take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our Bylaws further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors, or our chief executive officer.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the holders of Class A common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors and approved by a majority of the holders of Class B common stock. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Choice of Forum

Our Certificate provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate or our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A and Class B common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and the telephone number is (800) 937-5449.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “VEEV.”